EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 6/27/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/16/2025	Sell	607	9.82
6/23/2025	Sell	1,713	9.65
6/26/2025	Sell	23,445	9.67
6/27/2025	Sell	26,921	9.67